1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman 214 659.4593 Phone 214 659.4861 Fax jhoffman@andrewskurth.com
December 6, 2005
VIA EDGAR AND FACSIMILE 202-772-9368
Mr. H. Roger Schwall
Assistant Director
Ms. Mellissa Campbell Duru
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Re:	Sabine Production Partners, LP
Registration Statement on Form S-4
File No. 333-127203
Filed November 17, 2005
Dear Mr. Schwall and Ms. Duru:
     On behalf of Sabine Production Partners, LP (the “Partnership”), this letter responds to the Staff’s comments received via the telephone by the undersigned on December 5, 2005. The numbering below corresponds to the order of the Staff’s comments.
Form S-4
Cash Distribution Policy—Page 94
1.	COMMENT:

The SEC Staff suggested that the Partnership reword the last sentence of the third full paragraph under “Monthly Distribution of Available Cash—General” to avoid the use of the word “increase,” which does not appear to adequately describe the differences between the applicable target distribution levels.

RESPONSE:

Per the SEC Staff suggestion, the Partnership has reworded the last sentence of the third full paragraph under “Monthly Distribution of Available Cash—General.” As revised, this sentence now reads as follows:
“This survey revealed that the average differences between target distribution levels across all transactions were as follows:

Austin               Dallas               Houston               London               Los Angeles               New York               The Woodlands               Washington, DC

U.S. Securities and Exchange Commission
December 6, 2005

•	11.62% for the first target over the minimum established;

•	21.04% for the second target over the first target; and

•	17.66% for the third target over the second target.”
2.	COMMENT:

The SEC Staff requested that the Partnership furnish supplementally, for the information of the Staff, a range for each of the percentages set forth in the third full paragraph under “Monthly Distribution of Available Cash—General.”

RESPONSE:

Per the Staff’s request, the Partnership hereby furnishes supplementally, for the information of the Staff, a range for each of the percentages set forth in the third full paragraph under “Monthly Distribution of Available Cash—General.”

Target Distribution—Percent Increase from Previous Level
	First Target over	Second Target over	Third Target over
	the Minimum	the First Target	the Second Target
	10%	14%	20%
	10%	15%	30%
	19%	41%	0%
	10%	15%	30%
	10%	15%	30%
	10%	14%	20%
	10%	18%	31%
	10%	13%	20%
	10%	18%	15%
	10%	18%	31%
	10%	36%	0%
	11%	15%	19%
	11%	15%	22%
	17%	31%	0%
	18%	38%	0%

Average	11.62%	21.04%	17.66%
Partnership	10.00%	20.00%	15.00%
Partnership Variance from Average	13.92%	4.94%	15.07%
3.	COMMENT:

The SEC Staff requested a description of the phrase “such other subjective factors as we may deem appropriate” in the first sentence of the fourth full paragraph under “Monthly Distribution of Available Cash—General.”

U.S. Securities and Exchange Commission
December 6, 2005

RESPONSE:

The Partnership has revised this sentence to indicate that the subjective factors refer to the Partnership’s view on appropriate compensation of the General Partner and, indirectly, its Managing Member. As revised, this sentence now reads as follows:
“Based on this analysis and our view on appropriate compensation of our General Partner and, indirectly, our Managing Member, we concluded that the proposal outlined in this prospectus/proxy statement was reasonably aligned with the goals established for our cash distribution policy.”
Schedule of Estimated Cash Available to Pay Distributions—Pages 97 and 98
4.	COMMENT:

The SEC Staff asked whether the calculation of “Excess of limited partners’ interest in distributable cash over the minimum amount of available cash required per common unit” included cash reserves established by the General Partner.

RESPONSE:

The Partnership expects to have a revolving credit facility to provide cash for working capital purposes, including the establishment of cash reserves deemed appropriate by its General Partner. Accordingly, a cash reserve has not been estimated nor included in the Schedule of Estimated Cash Available to Pay Distributions. The following disclosure has been added to the end of the paragraph preceding the table:
“We expect to have a revolving credit facility to provide cash for working capital purposes, including establishment of cash reserves deemed appropriate by our General Partner. Accordingly, a cash reserve has not been estimated nor included in the following schedule.”
Use of the term “Pro Forma”
5.	COMMENT:

The SEC Staff asked that the Partnership remove the term “Pro Forma” from the Registration Statement, especially in the narrative and tables on pages 96 and 97.

RESPONSE:

The Partnership has removed the phrase “pro forma” from the Registration Statement except for its use in “Management’s Outlook” under the caption “Omission of Pro Forma Information.”
     Upon the Staff’s review of the foregoing responses, the Partnership is prepared to file Amendment No. 3 to the Registration Statement to incorporate the foregoing proposed changes and to request acceleration of the effectiveness of the Registration Statement.

U.S. Securities and Exchange Commission
December 6, 2005

     Please do not hesitate to contact me at 214-659-4593 or J. David Washburn of this office at 214-659-4678 if we can be of any further assistance in reviewing the above responses.
     Thank you.
Very truly yours,
/s/ Joseph A. Hoffman
Joseph A. Hoffman
Partner

cc:	Gerald W. Haddock, Esq.
Mr. James E. Farrell
J. David Washburn, Esq.